Term Sheet To underlying supplement No. 1 dated October 1, 2012, product supplement AZ dated September 28, 2012, prospectus supplement dated September 28, 2012 and prospectus dated September 28, 2012	Term Sheet No. 1866AZ Registration Statement No. 333-184193 Dated October 29, 2013; Rule 433
Deutsche Bank AG
Structured Investments	Deutsche Bank $ Knock-Out Notes Linked to the EURO STOXX 50® Index due November 7, 2018
General
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The notes are designed for investors who seek a return at maturity linked to the performance of the EURO STOXX 50® Index (the “Index”). If the Final Level is equal to or greater than the Initial Level, investors will be entitled to receive their initial investment plus a return on their initial investment equal to the Index Return times the Upside Leverage Factor of 1.47. If the Final Level is less than the Initial Level, but equal to or greater than 60.00% of the Initial Level, investors will be entitled to receive their initial investment. However, if the Final Level is less than 60.00% of the Initial Level, investors will lose 1.00% of their initial investment for every 1.00% by which the Final Level is less than the Initial Level. The notes do not pay coupons or dividends and investors should be willing to lose a significant portion or all of their initial investment if the Final Level is less than 60.00% of the Initial Level. Any Payment at Maturity is subject to the credit of the Issuer.

•	Senior unsecured obligations of Deutsche Bank AG, London Branch maturing November 7, 2018†.
•	Minimum purchase of $10,000. Minimum denominations of $1,000 (the “Face Amount”) and integral multiples thereof.
•	The notes are expected to price on or about November 1, 2013 (the “Trade Date”) and are expected to settle on or about November 6, 2013 (the “Settlement Date”).
Key Terms
Issuer:	Deutsche Bank AG, London Branch
Index:	The EURO STOXX 50® Index (Ticker: SX5E)
Issue Price:	100% of the Face Amount
Upside Leverage Factor:	1.47
Knock-Out Event:
A Knock-Out Event occurs if the Final Level is less than the Initial Level by an amount greater than the Knock-Out Buffer Amount. Therefore, a Knock-Out Event will occur if the Final Level is less than the Knock-Out Level.

Knock-Out Buffer Amount:	40.00%
Knock-Out Level:	60.00% of the Initial Level
Payment at Maturity:
•      If a Knock-Out Event has not occurred and the Final Level is equal to or greater than the Initial Level, you will be entitled to receive a cash payment at maturity per $1,000 Face Amount of notes, calculated as follows:

$1,000 + ($1,000 x Index Return x Upside Leverage Factor)
• If a Knock-Out Even has not occurred and the Final Level is less than the Initial Level, you will be entitled to receive a cash payment at maturity of $1,000.00 per $1,000 Face Amount of notes.
• If a Knock-Out Event has occurred, you will be entitled to receive a cash payment at maturity per $1,000 Face Amount of notes, calculated as follows:
$1,000 + ($1,000 x Index Return)

If a Knock-Out Event has occurred, you will lose 1.00% of your initial investment for every 1.00% by which the Final Level is less than the Initial Level. Accordingly, you will lose a significant portion or all of your investment at maturity.
Any Payment at Maturity is subject to the credit of the Issuer.

Index Return:	The performance of the Index from the Initial Level to the Final Level, calculated as follows:
Final Level – Initial Level
Initial Level
Initial Level:	The closing level of the Index on the Trade Date
Final Level:	The arithmetic average of the closing levels of the Index on each of the five Averaging Dates
Trade Date:	November 1, 2013
Settlement Date:	November 6, 2013
Averaging Dates†:	October 29, 2018, October 30, 2018, October 31, 2018, November 1, 2018 and November 2, 2018
Maturity Date†:	November 7, 2018
Listing:	The notes will not be listed on any securities exchange.
CUSIP/ISIN:	25152RFG3 / US25152RFG39
† Subject to postponement as described in the accompanying product supplement under “Description of Securities — Adjustments to Valuation Dates and Payment Dates.”
Investing in the notes involves a number of risks.  See “Risk Factors” beginning on page 7 of the accompanying product supplement and “Selected Risk Considerations” beginning on page 6 of this term sheet.

The Issuer’s estimated value of the notes on the Trade Date is approximately $941.00 to $961.00 per $1,000 Face Amount of notes, which is less than the Issue Price.  Please see “Issuer’s Estimated Value of the Notes” on the following page of this term sheet for additional information.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying underlying supplement, product supplement, the prospectus supplement and the prospectus.  Any representation to the contrary is a criminal offense.
	Price to Public(1)	Fees(1)(2)	Proceeds to Issuer
Per note	$1,000.00	$30.00	$970.00
Total	$	$	$
(1)  Certain fiduciary accounts will pay a purchase price of $970.00 per note, and the placement agents with respect to sales made to such accounts will forgo any fees.
(2)  Please see "Supplemental Plan of Distribution" in this term sheet for information about fees.
The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.
JPMorgan
Placement Agent
October 29, 2013

ISSUER’S ESTIMATED VALUE OF THE NOTES

The Issuer’s estimated value of the notes is equal to the sum of our valuations of the following two components of the notes: (i) a bond and (ii) an embedded derivative(s). The value of the bond component of the notes is calculated based on the present value of the stream of cash payments associated with a conventional bond with a principal amount equal to the Face Amount of the notes, discounted at an internal funding rate, which is determined primarily based on our market-based yield curve, adjusted to account for our funding needs and objectives for the period matching the term of the notes.  The internal funding rate is typically lower than the rate we would pay when we issue conventional debt securities on equivalent terms. This difference in funding rate, as well as the agent’s commissions and the estimated cost of hedging our obligations under the notes, reduces the economic terms of the notes to you. The value of the embedded derivative(s) is calculated based on our internal pricing models using relevant parameter inputs such as expected interest rates and mid-market levels of price and volatility of the assets underlying the notes or any futures, options or swaps related to such underlying assets. Our internal pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect.

The Issuer’s estimated value of the notes on the Trade Date (as disclosed on the cover of this term sheet) is less than the Issue Price of the notes.  The difference between the Issue Price and the Issuer’s estimated value of the notes on the Trade Date is due to the inclusion in the Issue Price of the agent’s commissions and the cost of hedging our obligations under the notes through one or more of our affiliates.  Such hedging cost includes our or our affiliates’ expected cost of providing such hedge, as well as the profit we or our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.

The Issuer’s estimated value of the notes on the Trade Date does not represent the price at which we or any of our affiliates would be willing to purchase your notes in the secondary market at any time. Assuming no changes in market conditions or our creditworthiness and other relevant factors, the price, if any, at which we or our affiliates would be willing to purchase the notes from you in secondary market transactions, if at all, would generally be lower than both the Issue Price and the Issuer’s estimated value of the notes on the Trade Date. Our purchase price, if any, in secondary market transactions will be based on the estimated value of the notes determined by reference to (i) the then-prevailing internal funding rate (adjusted by a spread) or another appropriate measure of our cost of funds and (ii) our pricing models at that time, less a bid spread determined after taking into account the size of the repurchase, the nature of the assets underlying the notes and then-prevailing market conditions. The price we report to financial reporting services and to distributors of our notes for use on customer account statements would generally be determined on the same basis. However, during the period of approximately six months beginning from the Trade Date, we or our affiliates may, in our sole discretion, increase the purchase price determined as described above by an amount equal to the declining differential between the Issue Price and the Issuer’s estimated value of the notes on the Trade Date, prorated over such period on a straight-line basis, for transactions that are individually and in the aggregate of the expected size for ordinary secondary market repurchases.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this term sheet together with underlying supplement No. 1 dated October 1, 2012, product supplement AZ dated September 28, 2012, the prospectus supplement dated September 28, 2012 relating to our Series A global notes of which these notes are a part and the prospectus dated September 28, 2012. You may access these documents on the Securities and Exchange Commission (the “SEC”) website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Underlying supplement No. 1 dated October 1, 2012:
http://www.sec.gov/Archives/edgar/data/1159508/000095010312005120/crt_dp33209-424b2.pdf

•	Product supplement AZ dated September 28, 2012:
http://www.sec.gov/Archives/edgar/data/1159508/000095010312005095/crt-dp33019_424b2.pdf

•	Prospectus supplement dated September 28, 2012:
http://www.sec.gov/Archives/edgar/data/1159508/000119312512409437/d414995d424b21.pdf

•	Prospectus dated September 28, 2012:
http://www.sec.gov/Archives/edgar/data/1159508/000119312512409372/d413728d424b21.pdf

Our Central Index Key, or CIK, on the SEC website is 0001159508. As used in this term sheet, “we,” “us” or “our” refers to Deutsche Bank AG, including, as the context requires, acting through one of its branches.

This term sheet, together with the documents listed above, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the notes.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the underlying supplement, product supplement, prospectus supplement, prospectus and this term sheet if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent.  We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance.  We will notify you in the event of any changes to the terms of the notes, and you will be asked to accept such changes in connection with your purchase of any notes.  You may also choose to reject such changes, in which case we may reject your offer to purchase the notes.

What Is the Payment at Maturity on the Notes, Assuming a Range of Performances for the Index?

The following table illustrates a range of hypothetical Payments at Maturity on the notes. The table and the examples below reflect the Knock-Out Buffer Amount of 40.00% and the Upside Leverage Factor of 1.47 and assume a hypothetical Initial Level of 3,000.00 and a Knock-Out Level of 1,800.00, equal to 60.00% of the hypothetical Initial Level.  The actual Initial Level and Knock-Out Level will be set on the Trade Date.  The results set forth below are for illustrative purposes only. The actual return on the notes will be based on whether or not a Knock-Out Event occurs and on the Index Return, both of which will be based on the performance of the Index.  The numbers appearing in the table and examples below have been rounded for ease of analysis.

Hypothetical Final Level	Index Return	Return on the Notes	Payment at Maturity
6,000.00	100.00%	147.00%	$2,470.00
5,700.00	90.00%	132.30%	$2,323.00
5,400.00	80.00%	117.60%	$2,176.00
5,100.00	70.00%	102.90%	$2,029.00
4,800.00	60.00%	88.20%	$1,882.00
4,500.00	50.00%	73.50%	$1,735.00
4,200.00	40.00%	58.80%	$1,588.00
3,900.00	30.00%	44.10%	$1,441.00
3,600.00	20.00%	29.40%	$1,294.00
3,300.00	10.00%	14.70%	$1,147.00
3,150.00	5.00%	7.35%	$1,073.50
3,075.00	2.50%	3.68%	$1,036.75
3,000.00	0.00%	0.00%	$1,000.00
2,850.00	-5.00%	0.00%	$1,000.00
2,700.00	-10.00%	0.00%	$1,000.00
2,400.00	-20.00%	0.00%	$1,000.00
2,250.00	-25.00%	0.00%	$1,000.00
2,100.00	-30.00%	0.00%	$1,000.00
1,950.00	-35.00%	0.00%	$1,000.00
1,800.00	-40.00%	-40.00%	$1,000.00
1,650.00	-45.00%	-45.00%	$550.00
1,500.00	-50.00%	-50.00%	$500.00
1,200.00	-60.00%	-60.00%	$400.00
900.00	-70.00%	-70.00%	$300.00
600.00	-80.00%	-80.00%	$200.00
300.00	-90.00%	-90.00%	$100.00
0.00	-100.00%	-100.00%	$0.00

The following examples illustrate how the returns set forth in the table above are calculated.

Example 1: The level of the Index increases 40.00% from the Initial Level of 3,000.00 to a Final Level of 4,200.00.  Because the Final Level is equal to or greater than the Knock-Out Level of 1,800.00, a Knock-Out Event has not occurred.  Because a Knock-Out Event has not occurred and the Final Level is equal to or greater than the Initial Level, the investor receives a Payment at Maturity of $1,588.00 per $1,000 Face Amount of notes, calculated as follows:

$1,000 + ($1,000 x 40.00% x 1.47) = $1,588.00

Example 2: The level of the Index decreases 10.00% from the Initial Level of 3,000.00 to a Final Level of 2,700.00.  Because the Final Level is greater than or equal to the Knock-Out Level of 1,800.00, a Knock-Out Event has not occurred.  Because a Knock-Out Event has not occurred and the Final Level is less than the Initial Level, the investor receives a Payment at Maturity of $1,000.00 per $1,000 Face Amount of notes.

Example 3: The level of the Index decreases 50.00% from the Initial Level of 3,000.00 to a Final Level of 1,500.00.  Because the Final Level is less than the Knock-Out Level of 1,800.00, a Knock-Out Event has occurred.  Because a Knock-Out Event has occurred, the investor receives a Payment at Maturity of $500.00 per $1,000 Face Amount of notes, calculated as follows:

$1,000 + ($1,000 x -50.00%) = $500.00

Selected Purchase Considerations

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UNCAPPED APPRECIATION POTENTIAL — The notes are linked to the performance of the Index and provide the opportunity to receive at least the return of your initial investment if a Knock-Out Event does not occur, and to participate in any appreciation of the Index at maturity on a leveraged basis. If a Knock-Out Event has not occurred and the Final Level is equal to or greater than the Initial Level, you will be entitled to receive a return on your investment equal to the Index Return times the Upside Leverage Factor of 1.47. If a Knock-Out Event has not occurred and the Final Level is less than the Initial Level, you will be entitled to receive a return of your initial investment. However, if a Knock-Out Event has occurred, you will lose 1.00% of your initial investment for every 1.00% by which the Final Level is less than the Initial Level and you will lose a significant portion or all of your investment in the notes. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

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RETURN LINKED TO THE PERFORMANCE OF THE EURO STOXX 50® INDEX — The return on the notes, which may be positive, zero or negative, is linked to the performance of the EURO STOXX 50® Index. The EURO STOXX 50® Index is composed of the stocks of 50 major companies in the Eurozone. These companies include market sector leaders from within the 19 EURO STOXX® Supersector indices, which represent the Eurozone portion of the STOXX Europe 600® Supersector indices. The STOXX Europe 600® Supersector indices contain the 600 largest stocks traded on the major exchanges of 18 European countries. This is only a summary of the EURO STOXX 50® Index. For more information on the EURO STOXX 50® Index, including information concerning its composition, calculation methodology and adjustment policy, please see the section entitled “The EURO STOXX 50® Index” in the accompanying underlying supplement No. 1 dated October 1, 2012.

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TAX CONSEQUENCES — In the opinion of our special tax counsel, Davis Polk & Wardwell LLP, which is based on prevailing market conditions, it is more likely than not that the notes will be treated for U.S. federal income tax purposes as prepaid financial contracts that are not debt. If this treatment is respected, (i) you should not recognize taxable income or loss prior to the taxable disposition of your notes (including at maturity) and (ii) your gain or loss on the notes should be capital gain or loss and should be long-term capital gain or loss if you have held the notes for more than one year. The Internal Revenue Service (the “IRS”) or a court might not agree with this treatment, however, in which case the timing and character of income or loss on your notes could be materially and adversely affected.

In 2007, the U.S. Treasury Department and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether beneficial owners of these instruments should be required to accrue income over the term of their investment. It also asks for comments on a number of related topics, including  the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. persons should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose a notional interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.

You should review carefully the section of the accompanying product supplement entitled “U.S. Federal Income Tax Consequences.” The preceding discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel regarding the material U.S. federal income tax consequences of owning and disposing of the notes.

Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the notes.

For a discussion of certain German tax considerations relating to the notes, you should refer to the section in the accompanying prospectus supplement entitled “Taxation by Germany of Non-Resident Holders.”

You should consult your tax adviser regarding the U.S. federal tax consequences of an investment in the notes (including possible alternative treatments and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Selected Risk Considerations

An investment in the notes involves significant risks.  Investing in the notes is not equivalent to investing directly in the Index or any of the component stocks underlying the Index.  In addition to these risk considerations, you should review the “Risk Factors” section of the accompanying product supplement.

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YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of your investment. If a Knock-Out Event occurs, you will lose 1.00% of your initial investment for every 1.00% by which the Final Level is less than the Initial Level. Accordingly, you will lose a significant portion or all of your investment in the notes.

•	THE NOTES DO NOT PAY COUPONS — Unlike ordinary debt securities, the notes do not pay coupons and do not guarantee any return of the initial investment at maturity.

•
NO DIVIDEND PAYMENTS OR VOTING RIGHTS – As a holder of the notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of stocks composing the Index would have.

•
THE NOTES ARE SUBJECT TO OUR CREDITWORTHINESS — The notes are senior unsecured obligations of the Issuer, Deutsche Bank AG, and are not, either directly or indirectly, an obligation of any third party. Any payment(s) to be made on the notes depends on the ability of Deutsche Bank AG to satisfy its obligations as they come due. An actual or anticipated downgrade in Deutsche Bank AG’s credit rating or increase in the credit spreads charged by the market for taking our credit risk will likely have an adverse effect on the value of the notes. As a result, the actual and perceived creditworthiness of Deutsche Bank AG will affect the value of the notes and in the event Deutsche Bank AG were to default on its obligations you might not receive any amount(s) owed to you under the terms of the notes.

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THE ISSUER’S ESTIMATED VALUE OF THE NOTES ON THE TRADE DATE WILL BE LESS THAN THE ISSUE PRICE OF THE NOTES — The Issuer’s estimated value of the notes on the Trade Date (as disclosed on the cover of this term sheet) is less than the Issue Price of the notes.  The difference between the Issue Price and the Issuer’s estimated value of the notes on the Trade Date is due to the inclusion in the Issue Price of the agent’s commissions and the cost of hedging our obligations under the notes through one or more of our affiliates. Such hedging cost includes our or our affiliates’ expected cost of providing such hedge, as well as the profit we or our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. The Issuer’s estimated value of the notes is determined by reference to an internal funding rate and our pricing models. The internal funding rate is typically lower than the rate we would pay when we issue conventional debt securities on equivalent terms. This difference in funding rate, as well as the agent’s commissions and the estimated cost of hedging our obligations under the notes, reduces the economic terms of the notes to you. In addition, our internal pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect.  If at any time a third party dealer were to quote a price to purchase your note or otherwise value your notes, that price or value may differ materially from the estimated value of the notes determined by reference to our internal funding rate and pricing models.  This difference is due to, among other things, any difference in funding rates, pricing models or assumptions used by any dealer who may purchase the notes in the secondary market.

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THERE ARE RISKS ASSOCIATED WITH INVESTMENTS IN NOTES LINKED TO THE VALUES OF EQUITY SECURITIES ISSUED BY NON-U.S. COMPANIES — The Index includes component stocks that are issued by companies incorporated outside of the U.S. Because the Index includes component stocks traded outside the U.S., the notes are subject to the risks associated with non-U.S. securities markets. Generally, non-U.S. securities markets may be more volatile than U.S. securities markets, and market developments may affect non-U.S. securities markets differently than U.S. securities markets, which may adversely affect the value of the Index and the value of your notes. Furthermore, there are risks associated with investments in notes linked to the values of equity securities issued by non-U.S. companies. There is generally less publicly available information about non-U.S. companies than about those U.S. companies that are subject to the reporting requirements of the SEC, and non-U.S. companies are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies. In addition, the prices of equity securities issued by non-U.S. companies may be adversely affected by political, economic, financial and social factors that may be unique to the particular countries in which the non-U.S. companies are incorporated. These factors include the possibility of recent or future changes in a non-U.S. government’s economic and fiscal policies (including any direct or indirect intervention to stabilize the economy and/or securities market of the country of such non-U.S. government), the presence, and extent, of cross shareholdings in non-U.S. companies, the possible imposition of, or changes in, currency exchange laws or other non-U.S. laws or restrictions applicable to non-U.S. companies or investments in non-U.S. securities and the possibility of fluctuations in the rate of exchange between currencies. Moreover, certain aspects of a particular non-U.S. economy may differ favorably or unfavorably from the U.S. economy in important respects, such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency. Specifically, the stocks included in the Index are issued by companies located in countries within the Eurozone, some of which are and have been experiencing economic stress.

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WE ARE ONE OF THE COMPANIES THAT MAKE UP THE INDEX — We are one of the companies that make up the Index. To our knowledge, we are not currently affiliated with any of the other companies the equity securities of which are represented in the Index. As a result, we will have no ability to control the actions of such other companies, including actions that could affect the value of the equity securities composing the Index, or your notes. None of the other companies represented in the Index will be involved in the offering of the notes in any way. Neither they nor we will have any obligation to consider your interests as a holder of the notes in taking any corporate actions that might affect the value of your notes.

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THE INDEX RETURN WILL NOT BE ADJUSTED FOR CHANGES IN THE EURO RELATIVE TO THE U.S. DOLLAR — The Index is composed of stocks denominated in, and the level of the Index is calculated in, Euros. Because the level of the Index is calculated in Euros and not in U.S. dollars, the performance of the Index will not be adjusted for exchange rate fluctuations between the U.S. dollar and the Euro. Therefore, if the Euro appreciates or depreciates relative to the U.S. dollar over the term of the notes, you will not receive any additional payment or incur any reduction in your return, if any, at maturity.

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IF THE LEVEL OF THE INDEX CHANGES, THE VALUE OF YOUR NOTES MAY NOT CHANGE IN THE SAME MANNER — Your notes may trade quite differently from the Index. Changes in the level of the Index may not result in a comparable change in the value of your notes.

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PAST PERFORMANCE OF THE INDEX IS NO GUIDE TO FUTURE PERFORMANCE — The actual performance of the Index over the term of the notes may bear little relation to the historical levels of the Index and may bear little relation to the hypothetical return examples set forth elsewhere in this term sheet. We cannot predict the future performance of the Index or whether the performance of the Index will result in the return of any of your investment.

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ASSUMING NO CHANGES IN MARKET CONDITIONS AND OTHER RELEVANT FACTORS, THE PRICE YOU MAY RECEIVE FOR YOUR NOTES IN SECONDARY MARKET TRANSACTIONS WOULD GENERALLY BE LOWER THAN BOTH THE ISSUE PRICE AND THE ISSUER’S ESTIMATED VALUE OF THE NOTES ON THE TRADE DATE — While the payment(s) on the notes described in this term sheet is based on the full Face Amount of your notes, the Issuer’s estimated value of the notes on the Trade Date (as disclosed on the cover of this term sheet) is less than the Issue Price of the notes. The Issuer’s estimated value of the notes on the Trade Date does not represent the price at which we or any of our affiliates would be willing to purchase your notes in the secondary market at any time.  Assuming no changes in market conditions or our creditworthiness and other relevant factors, the price, if any, at which we or our affiliates would be willing to purchase the notes from you in secondary market transactions, if at all, would generally be lower than both the Issue Price and the Issuer’s estimated value of the notes on the Trade Date.  Our purchase price, if any, in secondary market transactions would be based on the estimated value of the notes determined by reference to (i) the then-prevailing internal funding rate (adjusted by a spread) or another appropriate measure of our cost of funds and (ii) our pricing models at that time, less a bid spread determined after taking into account the size of the repurchase, the nature of the assets underlying the notes and then-prevailing market conditions. The price we report to financial reporting services and to distributors of our notes for use on customer account statements would generally be determined on the same basis. However, during the period of approximately six months beginning from the Trade Date, we or our affiliates may, in our sole discretion, increase the purchase price determined as described above by an amount equal to the declining differential between the Issue Price and the Issuer’s estimated value of the notes on the Trade Date, prorated over such period on a straight-line basis, for transactions that are individually and in the aggregate of the expected size for ordinary secondary market repurchases.

In addition to the factors discussed above, the value of the notes and our purchase price in secondary market transactions after the Trade Date, if any, will vary based on many economic market factors, including our creditworthiness, and cannot be predicted with accuracy. These changes may adversely affect the value of your notes, including the price you may receive in any secondary market transactions. Any sale prior to the Maturity Date could result in a substantial loss to you.  The notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your notes to maturity.

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LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. Deutsche Bank AG (or its affiliates) intends to offer to purchase the notes in the secondary market but is not required to do so and may cease such market-making activities at any time.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.  Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Deutsche Bank AG (or its affiliates) is willing to buy the notes.  If you have to sell your notes prior to maturity, you may not be able to do so or you may have to sell them at a substantial loss.

•
MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — While we expect that, generally, the level of the Index will affect the value of the notes more than any other single factor, the value of the notes will also be affected by a number of other factors that may either offset or magnify each other, including:

•	the expected volatility of the Index;

•	the composition of the Index;

•	the time remaining to the maturity of the notes;

•	the market prices and dividend rates on the stocks composing the Index and changes that affect those stocks and their issuers;

•	interest rates and yields in the market generally;

•	geopolitical conditions and a variety of economic, financial, political, regulatory or judicial events that affect the Index or markets generally;

•	supply and demand for the notes; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

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TRADING AND OTHER TRANSACTIONS BY US OR OUR AFFILIATES IN THE EQUITY AND EQUITY DERIVATIVE MARKETS MAY IMPAIR THE VALUE OF THE NOTES — We or one or more of our affiliates expect to hedge our exposure from the notes by entering into equity and equity derivative transactions, such as over-the-counter options or exchange-traded instruments. Such trading and hedging activities may affect the Index and make it less likely that you will receive a return on your investment in the notes. It is possible that we or our affiliates could receive substantial returns from these hedging activities while the value of the notes declines. We or our affiliates may also engage in trading in instruments linked to the Index on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers, including block transactions. We or our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to the Index. By introducing competing products into the marketplace in this manner, we or our affiliates could adversely affect the value of the notes. Any of the foregoing activities described in this paragraph may reflect trading strategies that differ from, or are in direct opposition to, investors’ trading and investment strategies related to the notes.

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WE AND OUR AFFILIATES AND AGENTS, OR JPMORGAN CHASE & CO. AND  ITS AFFILIATES, MAY PUBLISH RESEARCH, EXPRESS OPINIONS OR PROVIDE RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE NOTES. ANY SUCH RESEARCH, OPINIONS OR RECOMMENDATIONS COULD AFFECT THE LEVEL OF THE INDEX TO WHICH THE NOTES ARE LINKED OR THE VALUE OF THE NOTES — We, our affiliates and agents, and JPMorgan Chase & Co. and its affiliates, publish research from time to time on financial markets and other matters that may influence the value of the notes, or express opinions or provide recommendations that may be inconsistent with purchasing or holding the notes. We, our affiliates and agents, or JPMorgan Chase & Co. and its affiliates, may publish research or other opinions that are inconsistent with the investment view implicit in the notes. Any research, opinions or recommendations expressed by us, our affiliates or agents, or JPMorgan Chase & Co. or its affiliates, may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the notes and the Index to which the notes are linked.

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POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent, hedging our obligations under the notes and determining the Issuer’s estimated value of the notes on the Trade Date and the price, if any, at which we or our affiliates would be willing to purchase the notes from you in secondary market transactions. The calculation agent will determine, among other things, whether a Knock-Out Event has occurred, the Final Level, the Index Return and the amount that Deutsche Bank AG will pay you at maturity.  The calculation agent will also be responsible for determining whether a market disruption event has occurred. The determination of a market disruption event or a Knock-Out Event by the calculation agent could adversely affect the amount payable at maturity. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

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THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES ARE UNCERTAIN — There is no direct legal authority regarding the proper U.S. federal income tax treatment of the notes, and we do not plan to request a ruling from the IRS. Consequently, significant aspects of the tax treatment of the notes are uncertain, and the IRS or a court might not agree with the treatment of the notes as prepaid financial contracts that are not debt. If the IRS were successful in asserting an alternative treatment for the notes, the tax consequences of ownership and disposition of the notes could be materially and adversely affected. In addition, as described above under “Tax Consequences,” in 2007 the U.S. Treasury Department and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. Any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. You should review carefully the section of the accompanying product supplement entitled “U.S. Federal Income Tax Consequences,” and consult your tax adviser regarding the U.S. federal tax consequences of an investment in the notes (including possible alternative treatments and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Use of Proceeds and Hedging

Part of the net proceeds we receive from the sale of the notes will be used in connection with hedging our obligations under the notes through one or more of our affiliates.  The hedging or trading activities of our affiliates on or prior to the Trade Date and the Averaging Dates could adversely affect the level of the Index and, as a result, could decrease the amount you may receive on the notes at maturity.

Historical Information

The following graph sets forth the historical performance of the EURO STOXX 50® Index from October 25, 2008 through October 25, 2013. The closing level of the Index on October 25, 2013 was 3,034.50. We obtained the closing levels of the Index below from Bloomberg, and we have not participated in the preparation of, or verified, such information.

The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the closing level on any of the Averaging Dates.  We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.

Supplemental Plan of Distribution

JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC and its affiliates will act as placement agents for the notes and will receive a fee from the Issuer that will not exceed $30.00 per $1,000 Face Amount of notes, but will forgo any fees for sales to certain fiduciary accounts.